Filed Pursuant To Rule 433

Registration No. 333-203585

February 11, 2016

WORLD GOLD COUNCIL
Gold Demand Trends
Full year 2015
February 2016
Key changes
Q4 2015
2015
Tonnes
year-on-year
year-on-year
Gold demand 4% 0%
Jewellery -1% -3%
Technology -7% -5%
Investment 15% 8%
Central banks and other institutions 25% 1%
Supply -10% -4%
Source: Metals Focus; World Gold Council
Contents
Key themes 02
Market commentary 06
Jewellery 06
Investment 09
Central banks and other institutions 13
Technology 15
Supply 16
Gold demand statistics 19
Notes and definitions 27
Contributors
Louise Street louise.street@gold.org
Krishan Gopaul krishan.gopaul@gold.org
Mukesh Kumar mukesh.kumar@gold.org
Carol Lu carol.lu@gold.org
Alistair Hewitt
Director, Market Intelligence alistair.hewitt@gold.org
www.gold.org
Q4 demand in line with longer-term average
Q4 gold demand grew 4% (+47t) to 1,117.7t. Central bank purchases (+33t) generated much of this growth. Demand was weaker for both jewellery (-6t) and technology (-6t). Mine production (-16t) fell for the first time since 2008 and recycling continued to shrink.
Key themes
2015: turbulent demand in H1 gave way to strength in H2. A fractional decline in gold demand to 4,212.2t (-14t) put 2015 on a par with 2010.
Central banks further strengthened reserves. The official sector was again a source of chunky demand.
Consumer demand shows resilience. Demand for gold jewellery, bars and coins held up well despite challenges.
Featured chart
Challenging first half for gold demand gave way to stronger second half in 2015
Tonnes
2,500 +105.9 +184.9 +2.1 +84.1 2,226.6 +240.9 2,000 1,985.7 -136.2 1,500 1,000 500 0
H1’15
Jewellery
Technology
Total bar and coin
ETFs and similar products
Central banks and other institutions
H2’15
Net change H2’15 vs H1’15
Source: Metals Focus; World Gold Council

Key themes

Annual demand was almost unchanged at 4212.2t, contracting by a negligible amount (-14t). Q4 demand strengthened to equal its long-term average.

After a challenging first half-year, gold demand steadied and strengthened between July and December. For the last two quarters, demand was bang in line with its five-year average.

The gold market faced a number of obstacles in the first half of the year. This is clear in the data: H1 demand declined by 6% year-on-year, due to a sluggish Q1 followed by a very weak Q2.

There were a number of reasons for the weakness in H1. Extreme adverse weather patterns buffeted Indian demand for jewellery. Economic slowdown combined with financial market turbulence hit demand in China. And global investment was undermined by the largely range-bound gold price and a resurgence in risk appetite, which went hand-in-hand with a more positive outlook for the US economy.

There were other detrimental factors, too: Turkey's currency plummeted on domestic political upheaval; and the falling oil price and regional conflict damaged demand in the Middle East.

All in all, not favourable conditions for gold demand. But the second half of 2015 was a different story.

Table 1: Data highlights for Q4 2015 (see full details on pages 19–26)

	Tonnes				US$mn			
	Q4'14	Q4'15	5-year average	Year-on-year change	Q4'14	Q4 '15	5-year average	Year-on-year change
Demand								
Gold demand	1,071.0	1,117.7	1,110.3	↑ 4%	41,370.2	39,761.5	51,398.4	↓ -4%
Jewellery	677.4	671.4	585.0	↓ -1%	26,166.5	23,885.4	26,659.9	↓ -9%
Technology	90.3	84.5	93.3	↓ -7%	3,489.8	3,004.8	4,314.5	↓ -14%
Investment	169.3	194.6	298.9	↑ 15%	6,540.4	6,922.6	14,308.8	↑ 6%
Total bar and coin	260.9	263.5	328.8	↑ 1%	10,075.9	9,372.7	15,343.6	↓ -7%
ETFs and similar products	-91.5	-68.9	-29.8	- -	-3,535.5	-2,450.0	-1,034.8	- -
Central banks and other institutions	133.9	167.2	133.1	↑ 25%	5,173.5	5,948.7	6,115.2	↑ 15%
Consumer demand in selected markets								
India	219.7	233.2	229.5	↑ 6%	8,485.6	8,297.2	10,567.7	↓ -2%
China	243.7	250.6	245.9	↑ 3%	9,412.8	8,915.4	11,237.9	↓ -5%
Middle East	65.0	62.6	78.8	↓ -4%	2,508.9	2,225.5	3,613.4	↓ -11%
United States	58.6	62.0	46.1	↑ 6%	2,263.1	2,204.9	2,119.0	↓ -3%
Europe ex CIS	97.1	90.2	84.0	↓ -7%	3,751.6	3,210.0	3,902.1	↓ -14%
Supply								
Total supply	1,152.0	1,037.1	1,104.0	↓ -10%	44,498.2	36,894.7	50,816.8	↓ -17%
Total mine supply	893.1	809.8	751.6	↓ -9%	34,495.0	28,805.5	34,294.1	↓ -16%
Recycled gold	259.0	227.4	352.4	↓ -12%	10,003.2	8,089.2	16,522.7	↓ -19%
Gold price								
LBMA Gold Price (US$/oz)	1,201.4	1,106.5	-	↓ -8%	-	-	-	-

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | Full year 2015 02

At 2,226.6t, H2 2015 was 6% above 2014 and 7% up on 2013. The Western speculative investor-led price drop in July, while resulting in significant outflows from gold-backed ETFs, spurred consumer demand for gold. As we discussed in Gold Demand Trends, Third quarter 2015, there was a rapid response as consumers across the globe – from the US to China – rushed to get their hands on more affordable gold jewellery, bars and coins. And gold demand in Q4, while not matching Q3 strength, was solid nonetheless. Jewellery demand was only marginally softer than Q4 2014, which was itself the strongest fourth quarter for eight years. Although jewellery demand was weaker across most markets, Indian festival purchases cushioned the fall. Bar and coin investment firmed a touch as gold’s wealth protection properties were increasingly desired. And central banks added significant volumes to their reserves.
Demand for gold by central banks intensified in the second half
Risk management – through diversification –continued to fuel official sector demand for gold.
Central banks added to their gold reserves with renewed vigour in the second half of 2015, accelerating their purchasing programmes as diversification of foreign reserves remained a top priority (Chart 1). Central banks bought 336.2t of gold in the second half, versus 252.1t in the first half and 308.8t in the second half of 2014.
Chart 1: Reported central bank net purchases accelerated in the second half of 2015
A diverse range of countries reported purchases of gold in 2015 as the need for reserve asset diversification was globally recognised.
As of July, China began to report regular purchases to the IMF; this helped to accelerate reported gold-buying activity among central banks.
Tonnes 60 50 40 30 20 10 0 -10
January
February March
April
May
June
July
August
September
October
November
December
Russia*
China**
Kazakhstan
Jordan
United Arab Emirates
Ukraine
Tajikistan
Malaysia
Mauritius
Note: Chart only includes central banks which reported to the IMF purchases of 1 tonne or more, on a net basis, in 2015. The IMF statistics in the chart differ from our data series, which includes proprietary information on non-reported purchases by central banks.
*December net purchase for Russia is estimated.
**In July 2015, China announced an increase of 604t over the period April 2009 – June 2015. Exact monthly purchases are not confirmed so are omitted from this chart, but our data series for central bank demand includes an allocation for regular quarterly purchases during this period.
Source: IMF IFS; World Gold Council
Gold Demand Trends | Full year 2015
03

Economic and political risks remained stubbornly high: plunging oil prices, conflict in the Middle East, and China’s economic slowdown, to name just a few. Against this background, official sector institutions continued to recognise the need for diversification of their reserve asset portfolios.
Russia tipped the scales with purchases in the region of 200t over the course of the year, of which around 141t were bought between July and December.
Sales by a couple of central banks highlighted the important role that gold can play in times of need. Colombia’s economy, currency and financial markets have been pounded by the sliding oil price, given the country’s dependence on oil exports. The central bank sold just under 7t of gold in the third quarter, around two thirds of its total gold reserves. The funds raised would have helped to ease the crippling pressure on the nation’s finances.
The most significant development of H2 was the announcement that China’s central bank had accumulated over 600t during the preceding six years. While this took some by surprise, the increase was in line with our estimate and was already fully accounted for in our data, which has consistently allocated an amount to Chinese official sector demand. Hence, no revision was required to our historical series.
Consumer demand was surprisingly resilient in Q4
Consumer demand pulled ahead of it’s five-year quarterly average. Heavyweights India and China held firm in the face of challenges.
The resilience of consumer demand in the fourth quarter was somewhat surprising, given inhospitable economic, climatic and socio-political conditions in a large number of markets. Demand for jewellery, bars and coins totalled 934.9t, almost matching the Q4 2014 total (938.3t) and exceeding its 5-year average (913.8t). India and China were the mainstays of the market, despite facing some not insignificant hurdles. But growth also came from some unexpected quarters, including Japan, Vietnam and Iran
(Chart 2).
Total Indian demand for jewellery, bars and coins expanded by 6% year-on-year (+14t) to 233.2t in the fourth quarter. Although traditionally one of the strongest quarters for gold demand in India (as the festival and wedding season gets underway) large parts of Southern India had major difficulties to contend with. Chennai was battered by heavy rainfall and flooding, while falling rubber prices and lower investment from the sizable expat population based in the Middle East hit incomes in Kerala. In Telangana, rural incomes weakened after the deficient monsoon curtailed output of rice and cotton.
Growth in festival-related demand overcame this weakness in the south of the country. Late October/ early November gold purchases – inspired by Dhanteras, Diwali and the ensuing wedding season – were given an extra lift as the gold price fell from Rs27,000/10g to around Rs25,500/10g. The sharp demand response quickly pushed the local price from a discount to a premium. However, the premium narrowed towards the end of the year and there are reasons to adopt a cautious outlook as we head into 2016: rural incomes continue to feel the squeeze from rising inflation and weather-related crop damage.
Consumer demand in China eked out gains in the fourth quarter. Demand was up 3% year-on-year at 250.6t. The improvement was driven by demand for investment bars and coins (+25%). Jewellery demand softened marginally (-1%) as relatively lacklustre economic growth gave consumers reason for caution. ‘Golden week’ sales were tame as many used the week’s holiday as an opportunity to travel rather than shop. Nevertheless, demand picked up towards the end of the year and sales for the Singles’ day holiday saw robust growth. Despite negative western headlines, retail sales in China were relatively healthy – up 11% in December, compared with 11.2% in November – with online sales accounting for a growing share.
Gold Demand Trends | Full year 2015
04

The weakness of the domestic currency was cited as a main driver of demand for gold bars and coins, with consumers seeking gold’s wealth protection properties. Expectations are for investment products to fare better than jewellery in the weeks and months ahead. Further currency devaluation remains a concern and limits imposed on the purchase of foreign currency highlight gold’s role as a wealth preservation tool.
Although small in absolute terms, demand in Japan extended its recent positive run. Consumer demand expanded for the third consecutive quarter to reach 14.1t. This was just shy of the previous quarter’s 15.2t total, which was a seven-year high. The slide in local prices during the quarter presented an affordable buying opportunity and Yen strength in the closing weeks of the quarter magnified this impact. Investment demand was concentrated among small (100g) bars.
Iran’s market continued to draw strength from the thawing of relations with the West. Optimism over the removal of sanctions drove double-digit gains in both investment and jewellery (30% and 11% respectively). Positive sentiment outweighed the drag from lower oil prices and the 9% VAT levy on gold.
In contrast to the positive global picture for consumer demand, a number of individual markets had a different experience in Q4. Chief among these were Turkey, Russia and the Middle East. The economic and socio-political troubles affecting these countries had a detrimental effect on gold demand and conditions remain shaky as we head into 2016. The global outlook for Q1 is mixed, but – barring any sudden and unexpected negative developments – we would expect year-on-year growth in Q1 given the weak start to 2015.
Chart 2: Despite challenges, consumer demand was resilient in Q4
Demand in India strengthened as consumers overcame flooding and declining rural incomes to fulfil their festival-buying needs.
Chinese demand focused on bars and coins, seeking out gold as a wealth preserver during a time of domestic currency weakness.
Growth was mitigated by sizable declines in Russia and Turkey, whose economies remained under considerable pressure.
United States +6%
Europe ex CIS -7%
Middle East and Turkey -18%
Russia -26%
India +6%
China +3%
East Asia +5%
Other -3%
Notes: East Asia comprises Pakistan, Sri Lanka, Hong Kong, Taiwan, Japan, Indonesia, Malaysia, Singapore, South Korea, Thailand and Vietnam. Middle East and Turkey comprises Saudi Arabia, UAE, Kuwait, Egypt, Iran, Other Middle East and Turkey. Europe ex CIS comprises France, Germany, Italy, Spain, UK, Switzerland, Austria and Other Europe. Other comprises Canada, Mexico, Brazil and Other.
Chart shows year-on-year % change in Q4 2015 consumer demand (jewellery, bars and coins).
Source: Metals Focus; World Gold Council
Gold Demand Trends | Full year 2015
05

Market commentary
Jewellery
A steady fourth quarter results in strongest
H2 for jewellery demand in 11 years.
Tonnes Q4’14 Q4’15 Year-on -year change 2015
vs 2014
% change
World total 677.4 671.4 -1% -3%
India 162.7 173.1 6% 5%
China 205.4 202.6 -1% -3%
Jewellery demand ended 2015 on a relatively firm footing: Q4 was little changed year-on-year at 671.4t (-6t). Combined, the third and fourth quarters produced the strongest second half-year total for gold jewellery in 11 years: H2 demand expanded by 2% to 1,299.9t from 1,271.5t in H2 2014. We have to go back as far as 2004 for a higher H2; demand in the second half of that year was 1,410.7t.
Looking at the full-year data, annual demand declined 66t (-3%) to 2,414.9t from 2,480.8t in 2014. Economic and socio-political factors caused significant declines across a number of markets during the course of the year. Jewellery demand in Turkey, the Middle Eastern markets and Russia all suffered such effects. But there were positive areas, too. India was at the forefront of these.
India’s second-half revival
Jewellery demand in India rebounded in the second half of the year, having suffered in the second quarter. Annual demand reached 654.3t (+5%), its highest level since 2010 and the third highest year on record (Chart 3). November and December were particularly upbeat as Dhanteras (the first day of the 5-day Diwali festival, which heralds the start of the wedding season) was immediately preceded by a drop in the gold price. Price-sensitive consumers therefore took the opportunity to make their purchases at lower levels. For similar reasons, recycling activity shrank by 10% to just 20t: lower prices made the sale of existing gold holdings less appealing.
The background to the drivers of Indian gold demand
throughout the year, and Q4 in particular, are discussed in
greater detail in Key themes.
Chart 3: Indian jewellery demand reached its third highest level on record in 2015
After a weak H1, demand rallied in the second half of 2015 to produce 5% annual growth.
Indian consumers have been steadfast in their desire for gold, even in the face of very challenging circumstances – most notably, extreme adverse weather conditions and a squeeze on rural incomes.
Tonnes Rs/10g
700 35,000
600 30,000
500 25,000
400 20,000
300 15,000
200 10,000
100 5,000
0 0
1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015
Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; Datastream; World Gold Council
Gold Demand Trends | Full year 2015
06

China slips, but holds footing
Despite global worries over China’s economic wellbeing, the country’s retail sector was relatively healthy in the fourth quarter. Gold jewellery was also resilient in the face of slowing economic growth: Q4 demand was down just 2.8t (-1%) at 202.6t. The annual decline was slightly larger, 3% down year-on-year (783.5t vs 807.2t). Economic slowdown and the stock market turmoil of the first half of the year was the primary driver behind this weakness, through its damaging effect on wider consumer sentiment. The jewellery industry continues to face headwinds: tightening credit lines at a time of slowing economic growth have intensified competition, putting pressure on margins and encouraging continued consolidation across the sector. Small regional brands, especially those in tier 3 and 4 cities, have suffered most. Larger retailers have fared better, with sales among some of the major brands holding up relatively well, supported by a better product range and deeper pockets. While 24 carat jewellery still dominates the market (accounting for around 85% of demand) higher-margin 18k product continues to grab market share, particularly as new collections are rolled out to capture consumer attention. But inventories are being managed conservatively – with all eyes on the forthcoming Chinese New Year sales – given a lack of confidence that the year ahead will produce any meaningful growth in demand.
Smaller Asian markets give mixed results
The smaller Asian markets were a mixed bag: growth in Japan, Vietnam, Indonesia and South Korea was exceeded by the combined losses in Thailand, Malaysia, Taiwan and Hong Kong. The latter was among the weakest performers of both Q4 and 2015 as a whole. It suffered as a result of its heavy dependence on mainland Chinese tourists. Shrinking numbers of such visitors sparked a collapse in gold jewellery demand, which fell 23% to 13.6t in Q4. Mainland visitor numbers to Hong Kong dropped for a seventh consecutive month in December (-15.5% to
3.5 million) according to data from the Hong Kong Tourism Board. Weak local retail sentiment offered little in the way of comfort.
On the other hand, demand for gold jewellery in Vietnam expanded by 31% year-on-year in Q4 (to 3.9t), yielding a 25% increase in annual demand (to 15.6t). A steep drop in the local price in 2015, combined with lower inflation and stronger economic growth, improved affordability among the gold-consuming population. Seasonal promotional activity (around Vietnam Women’s Day in October and Christmas) also lifted demand. In 2016, the market is expected to build further on the uptrend established since the lows of Q3 2012.
Consumer sentiment further dented in Turkey
Minor losses in global jewellery demand were largely attributable to shrinkage in Turkey, a market that has wrestled with economic, political and regional disruption over the past year. Fourth quarter results were very much along the lines of the year-on-year weakness seen over the preceding three quarters: demand fell 26% (-5.2t) to 15t. The lira remained weak, which kept local gold prices elevated. The fragile domestic economic and political backdrop – and proximity to conflict in Middle Eastern countries – badly affected consumer sentiment in the market. As did the terrorist incidents that spilled onto domestic soil. Little wonder that consumers have preferred to recycle their existing holdings of gold rather than purchase more: Turkey was one of the only markets to register year-on-year growth in recycling in the fourth quarter.
Neighbouring Middle Eastern markets fared little better, with the exception of Iran (as discussed in Key themes). Demand in the region declined 5% to 51.4t in the fourth quarter, giving an annual total of 224.1t, the lowest since 2012. Unsurprisingly, further falls in the price of oil and continued conflict across the region have fed through to declines in gold jewellery consumption. Declining tourist revenues were an added factor in the UAE.
Gold Demand Trends | Full year 2015
07

Beleaguered Russian consumers batten down the hatches
Annual Russian jewellery demand slumped to a 14-year low of 41.1t – 39% below the 2014 total of 67t. Demand in the market has collapsed since the middle of 2014, with six consecutive quarters of double-digit losses. Already crippled by the after-effects of military intervention in the Ukraine (namely, a freefalling currency and international sanctions), the market has been further clobbered by plummeting oil revenues. There is little room for improvement in demand over the coming year. In contrast recycling volumes are still reasonable and a decent pool of near-market stocks is available, which could be released quickly should either the price jump or domestic economic conditions worsen sharply.
US continues to grind out gains
Demand for gold jewellery added 3% in the fourth quarter (Chart 4), rising to 45.6t from 44.4t in Q4 2014. This was matched by cautious 3% growth in annual demand (from 116.6t to 119.6t). The jewellery industry benefitted from the drop in the gold price during Q3, a time when many retailers would be re-stocking in preparation for the seasonal Q4 surge in demand.
The tentative uptrend that began in 2013 continues to hold for now, but feels fragile. On the one hand, consumers have seen their disposable incomes benefit from lower oil and heating prices. But on the other hand, a shift has been seen towards spending on travel and leisure rather than on retail goods. While creeping improvement in economic indicators provides some support, there is little call for enthusiastic optimism in the outlook for 2016.
European jewellery demand fails to excite – again
Demand for gold jewellery in Europe bumped along in line with recent levels. Regional demand contracted by 1% in both Q4 and full-year 2015 (to 35.7t and 75.8t respectively) Slight improvement in the UK (+1%) and Spain (+6%) was largely a function of how low demand had fallen compared with historical levels, although improved economic conditions in the UK were favourable to consumers. Demand in France (-5%), Germany (-2%) and Italy (-3%) continued to shrink, but there are signs that at least Italy and Germany may be bottoming out, aided by slow-moving economic progress.
Chart 4: Steady but slow growth in US jewellery demand
Demand for gold jewellery in the US improved modestly, marking the eighth consecutive quarter of growth.
The outlook for further growth is cautious, as the market lacks strong drivers to grow demand.
% change
20
10
0
-10
-20
-30
-40
Q1’08 Q1’09 Q1’10 Q1’11 Q1’12 Q1’13 Q1’14 Q1’15
Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council
Gold Demand Trends | Full year 2015
08

Investment
Investment demand in 2015 was up 8% on 2014. Modest growth in bar and coin demand was supported by smaller outflows from ETFs.
Total bar and coin
Year-on Year-to
-year -date
Tonnes Q4’14 Q4’15 change change
World total 260.9 263.5 1% 1%
India 56.9 60.2 6% -6%
China 38.3 48.0 25% 21%
Investment demand in Q4 increased 15% year-on-year, from 169.3t to 194.6t. This fed through to an 8% rise in 2015 annual demand (878.3t vs 815.4t).
Total bar and coin demand expanded only marginally. The pattern of gains and losses at a market level closely followed those in the jewellery space: demand grew in India and the US, while Turkey, Russia and the Middle East all witnessed declines. The only notable exception was the Greater China region, which saw a significant improvement.
In terms of year-on-year growth in investment, some context is required as the positive comparison stems largely from exchange-traded fund (ETF) flows being ‘less negative’ than before.
Outflows from ETFs and similar products were lower in Q4 than in the previous year: -68.9t vs -91.5t (Chart 5). For 2015 as a whole, ETFs saw outflows of 133.4t compared with 185.1t in 2014. But it is important to clarify that there were continued outflows.
Chart 5: Outflows from gold-backed ETFs persisted – but slowed – in 2015
Outflows from gold-backed ETFs and similar products slowed to 133.4t in 2015 from 185.1t in 2014.
Investors showed a continued appetite for risk throughout the year, which worked to the detriment of these investment vehicles.
But sentiment appears to be thawing at the start of 2016, with a focus on gold’s wealth preservation and risk diversification properties.
Tonnes
400
300 200 100 0 -100 -200 -300 -400 -500
Q1’10 Q1’11 Q1’12 Q1’13 Q1’14 Q1’15
Note: Gold holdings are as reported by the ETF/ETC issuers. Where data is unavailable, holdings have been calculated using reported AUM numbers. Source: Respective ETP providers; Bloomberg; ICE Benchmark Administration; World Gold Council
Gold Demand Trends | Full year 2015
09

Nevertheless, underpinning the slowdown in these flows from ETFs is a thawing of sentiment towards gold among western institutional investors. In recent weeks, there seems to be a growing conviction among this contingent that gold may offer respite in an environment of growing uncertainty from a variety of quarters, including:
Financial market volatility – itself a response to geopolitical unrest, divergent monetary policy measures and China’s faltering economic progress
Geo-political unrest – particularly with terrorist offences having recently occurred within the US
Lack of momentum in US economic recovery – with the added obstacle of US elections later in the year Which is not to say that gold is seen as a panacea. These investors expect it to face continued resistance, namely in the form of the strong US dollar and the low inflation environment. But, there seems to be a growing pool of interest in gold-backed ETFs – specifically in their wealth preservation/risk diversification properties.
Chinese investors seek haven from weaker currency
In the retail investment space, China was the largest single country market for bars and coin demand. Q4 demand jumped 25% year-on-year, to 48t. Annual demand of 201t, although well below the 2013 record of 406.7t, was 21% up on the previous year.
As discussed in Key themes, domestic currency weakness was a key driver of demand in this market. The yuan was devalued by 3.1% against the dollar in Q4 – a result of the People’s Bank of China giving the market a (slightly) freer rein in determining the value of the Yuan, and market concerns over a faltering economy. The currency’s inclusion in the International Monetary Fund’s Special Drawing Rights offered little support, as the US dollar (which strengthened on expected and, ultimately, actual rate hikes) took centre stage.
Concerns over the stock market gave added impetus, as both Shanghai and Shenzhen stock indices met with heavy resistance. Both indices gave strong bearish signals, and indeed proved to be vulnerable to large sell-offs in the opening weeks of 2016.
The exodus from equities has played to gold’s advantage over recent weeks, as have investment purchases related to the incoming Year of the Monkey. Banks and retailers are confident that physical demand will remain healthy throughout 2016 as wealth protection tops the list of requirements for retail investors.
Festival-related buying buoys Q4 demand
Annual demand for gold bars and coins in India weakened by 6% in 2015 (194.6t vs 206.9t). The fall was entirely due to the poor state of demand during the first half of the year. Q4 repeated the 6% year-on-year increase of Q3 and demand reached 60.2t. Festival-related buying was a key contributor to the strength, as discussed in Key themes. The Indian government has put considerable efforts into developing the gold market over the course of this year, culminating in the launch of three new gold schemes in November: the gold monetisation schemes, sovereign gold bond scheme and the India Gold Coin.
The India Gold Coin, launched in November and bearing the image of both the Ashok Chakra and Mahatma Gandhi, is the first official gold coin to be produced in India. The coin, offered in denominations of 5, 10 and 50gms, should benefit from the factors underpinning demand for gold investment products. As the distribution network for the coins widens (likely to include banks and India Post), demand is expected to grow over the year ahead.
Gold Demand Trends | Full year 2015

Refining takes centre stage in India
There has been significant change in the structure of India’s bullion market since 2013, as the market adapted to the changing policy landscape. Virtually non-existent two years ago, imports of gold doré have mushroomed as the country’s burgeoning refining industry – which gained a foothold during the period of the 80:20 rule1 – sucks in ever greater quantities (Chart 6). Refining capacity in India is currently estimated at 1,500t p.a., having doubled from 750t over the course of just one year. The scope and speed of these changes highlight the flexibility of the Indian gold industry, and its ability to adapt to new and changing circumstances and respond to new opportunities. The outlook is mixed for the first quarter of 2016. On the one hand, demand should pick up during the wedding season. But a rural element of demand remains sensitive to economic factors and any further deterioration in crop yields will damage incomes – and could undermine gold demand from that sector.
European appetite for bars and coins remains healthy
Investment buying in Europe grew 12% to reach 219.3t for the year – the largest regional source of bar and coin demand. The market lost momentum in the fourth quarter, after three consecutive quarters of year-on-year growth. Continued weakness of the euro meant that local gold prices did not decline to the same extent as US dollar prices, which limited the opportunity for bargain hunting. Q4 demand declined by 11%, but – at 54.5t – absolute levels of demand in the region remained healthy.
Germany continued to favour gold bars and coins, with demand in excess of 100t per year compared with annual averages of around 15t prior to the global economic crisis. And, although small in size, French investment demand was positive for the seventh consecutive year, having been consistently negative to the tune of around 25t between 1995 and 2007. Interestingly, market infrastructure seems to be evolving as a result, with a wider range of banks offering gold investment products and new product ranges being developed.
Chart 6: Growth in doré imports mirrors the expansion of India’s refining industry
Doré accounted for 25% of gross official bullion imports in Q4, compared with just 3% in Q1 2014.
Refining capacity doubled over the past year – to 1,500t – with further expansion expected over 2016.
Tonnes
300
250
200
150
100
50
0
Q1’14
Q2’14
Q3’14
Q4’14
Q1’15
Q2’15
Q3’15
Q4’15
Doré
Bullion
Note: Gold doré is a gold and silver alloy, an intermediate product produced by certain mines.
Source: Metals Focus; World Gold Council
1 The 80:20 rule, introduced in July 2013, required that 20% of all gold imported must be exported before further imports could be made. For more detail, see Gold Demand Trends Q3 2013.
Gold Demand Trends | Full year 2015

US bar and coin investors again show their price sensitive side
Bar and coin demand in the fourth quarter subsided from Q3’s remarkable peak, but interest remained heightened. Investment of 16.4t in Q4 was up 15% year-on-year and the strongest Q4 since 2011, when demand was still elevated by global economic weakness. Annually, demand jumped by 53% to 73.2t, with demand very much concentrated in the second half of the year. Retail holdings seem to be ‘sticky’ with investors looking to add to holdings on price dips.
By October, the US Mint had sold out of their entire 2015 supply of 0.1 ounce and 0.25 ounce American Eagle gold coins. Interest shifted instead to Buffalo coins and the decline in sales of Eagles was offset by a jump in sales in this sector. Sales were particularly strong in October, reaching 38,000 ounces compared with 12,500 ounces the previous year. This pattern of demand re-emphasised the price sensitivity of US investors, which had come through in the third quarter. Demand jumped as the price fell to multi-year lows.
High local prices encourages profit-taking in Turkey
Demand for bars and coins slumped 72% in the fourth quarter, to 4.2t. Annual investment halved to 23.1t – the lowest level since 1999. The primary reason for the decline was the continued weakness in the Turkish lira, which kept prices relatively high and encouraged investors to sell and take profits rather than add to their investments.
Japanese investment hits multi-year highs, Vietnam shrinks
Among the smaller markets in Asia, Japan was the strongest performer. Investors added 8.9t of bars and coins to their holdings, compared with net profit-taking of 8.2t in Q4 2014. Annual demand of 16.2t was the strongest year for Japanese investment – and only the second year of positive investment – since 2005 as net selling was swamped by fresh purchases. Elsewhere, demand was generally weaker compared with the previous year.
Demand in Vietnam dropped sharply, in contrast with the strength in the jewellery sector. Investment fell by 13% in Q4 and by 12% for the full year, to 11.1t and 47.8t respectively. The fall was in response to a number of factors: the fall in international prices during October; slowing domestic inflation (reducing demand for gold as an inflation hedge); and the steep rise in the local premium on gold tael bars. The shortage of such bars has pushed the premium up to highs of US$200/oz. Expectations are growing that the State Bank of Vietnam may reassess their restrictive policies on the gold market this year. Any moves towards liberalisation of the market would likely result in a steep drop in this premium, so investors are holding off in case the opportunity presents itself to buy at lower prices.
Gold Demand Trends | Full year 2015

Central banks and other institutions
Net purchases by central banks and official institutions surged in the second half of 2015 – resulting in the second highest annual demand in our records.
Central banks net purchases ended the year strongly at 167.2t in Q4, up 25% from 133.9t in the same period of 2014. This brought net purchases for 2015 to an impressive
588.4t, 1% higher than 2014’s chunky total of 583.9t (Chart 7). The annual total was significantly higher than our initial expected range of 400-500t, and comfortably towards the top end of our revised expectation of 500-600t. This shows that the pivotal change in 2010 – from net sellers to net purchases – has staying power. Economic and geopolitical risks continued to worry global markets. And early events in 2016 make clear that reserve management – particularly diversification away from the US dollar – remains essential. Central banks are keeping their foot firmly on the gold purchasing pedal.
Chart 7: Central banks refuse to ease off the gold purchasing pedal
Diversification of reserves continued to drive demand for gold from central banks.
Annual purchases crept up to 588.4t in 2015, second only to the record of 625.5t in 2013.
Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council
Tonnes
800
600
400
200
0
-200
-400
-600
-800
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
Net purchases
Net sales
Gold Demand Trends | Full year 2015

Russia, mirroring 2014, once again topped the table of net purchasers. Gold reserves swelled by 185t over the first 11 months of 2015, with the full year figure likely to be in excess of 200t. This is significantly higher than the 173t increase in 2014. Weak oil prices and ongoing sanctions have prompted greater use of gold for risk management purposes.
China, which began regularly reporting purchases in July, bought an impressive 103.9t in H2 2015. This followed the announcement in July that China had accumulated 604t in the preceding six years – although the exact timings of purchases were not disclosed.2 Since April 2009 China’s reported gold reserves have ballooned by 708.2t. 2015 marked a significant year for China as it moves towards greater involvement on the international stage. Greater transparency on its gold reserves is a welcome development.
Kazakhstan (30t) bought consistently throughout the year. The country has now raised gold reserves for 39 consecutive months – more than doubling the amount of gold they hold since October 2012. Jordan aggressively increased gold reserves by 21.8t in the first nine months of the year (Q4 data was yet to be published at the time of writing).
Net sales – while insignificant when compared to purchases – shouldn’t be overlooked. Both El Salvador (-5.4t) and Colombia (-6.9t) sold a large portion of their gold reserves during 2015 as economic pressures built. Yet these specific sales are isolated, and do not signal a widespread pick-up in sales. Germany (-3.2t) was another seller in 2015 worthy of mention, although this was specifically related to its coin-minting programme.
2 Our central bank and official institutions data series has consistently allocated an amount to Chinese official sector demand. Hence, no revision was required to our historical series upon the announcement of the 604t accumulated over the preceding six years.
Gold Demand Trends | Full year 2015

Technology
Volume of gold used in Technology shrank further, undermined by weaker sales in the wireless sector
Losses in the Technology sector accelerated throughout 2015: fourth quarter demand of 84.5t was 7% down year-on-year. As a result, full year demand fell 5% to 330.7t. Substitution and thrifting were familiar themes, but demand is also now coming under pressure from slowing final product sales in key sectors.
Electronics bore the brunt of the decline in the sector
The electronics sector generated 67.5t of demand in Q4, a shade below the five-year quarterly average (68.3t). The year-on-year comparison shows a 7% drop, although this can partly be explained by the strong Q4 2014 figure. Bonding wire – one of the main areas of weakness in gold electronics demand – saw further losses in the fourth quarter, down by around 10% from Q3. Copper continued to gain market share and there is no end in sight for this trend as key manufacturers continue with gold reduction projects. Slowing growth in demand for smartphones and continued oversupply in the LED market (with falling prices likely to spark industry consolidation) pave the way for continued declines in electronics usage of gold.
Notwithstanding these pressures, there are green shoots in one or two areas. Gold continues to lead the ‘nanotechnology revolution’ and a number of potential new applications are being developed in the electronics sector. One example is a new technology announced by the US National Institute of Standards and Technology (NIST) and IBM,3 which uses gold nanoparticles to etch perfectly straight channels in an important class of semiconductors.
3 http://www.nist.gov/mml/mmsd/20151228snow.cfm
While the implications for gold demand are relatively small – given the volumes of gold used in nanotechnology – it is interesting that new applications for gold continue to be developed in the wireless industry.
Economic factors in key markets undermine decorative demand
The annual downtrend in ‘other industrial and decorative’ demand for gold slowed in 2015: demand was just 1% weaker than 2014 at 48.6t. However, the quarterly series deteriorated throughout the year, culminating in a year-on-year drop of 2% in Q4 to 12.3t.
Demand for gold in this segment was particularly weak in Europe in the closing months of the year. There were a number of reasons for this, including deteriorating economic conditions in some key markets (China and the Middle East), and continued price-related thrifting. A shift in demand away from gold-plated silver to carat gold also contributed, although this would have had a correspondingly positive impact on demand in the jewellery sector.
In other developments, a new gold-based catalyst went into commercial production in mid-2015. This catalyst is designed to replace a mercury-based technology used in the production of Poly Vinyl Chloride (PVC), the world’s third most widely-produced synthetic polymer. While this is also unlikely to move the needle on overall global gold demand, it may begin to offset some of the losses in the bonding wire sector.
Fresh lows for dentistry
2015 witnessed continued erosion in the dental sector: gold demand reached new quarterly and annual lows: of
4.6t (-4%) and 18.9t (-5%) respectively. The market is in secular decline as the trend for substitution to alternatives such as ceramics remains firmly in place.
Gold Demand Trends | Full year 2015

Supply
Mine production in 2015 saw its first quarterly decline and its slowest annual growth rate since 2008. Annual gold recycling dropped again, hitting its lowest level since 2007. With mine production expected to fall in the next year, supply will remain constrained.
Total supply4 in 2015 fell 4% to 4,258.3t – its lowest level since 2009 – as mine production contracted and recycling reached multi-year lows in the fourth quarter. Mine production fell 3% in Q4, due to reduced output at a number of large established mines; de-hedging of 15t further reduced supply available to the market. Recycling continues to be squeezed in a lacklustre price environment
– 227.4t was the lowest quarterly figure since 2007.
Mine production declines overshadow gains in fourth quarter
Mine production fell 3% in Q4 2015, from 841.2t to 813.3t – the first quarterly decline since the third quarter of 2008. Annual production totalled 3,176.3t in 2015, up just 1% from the 3,140.5t of gold produced in the previous year (Chart 8). This is the lowest level of annual growth since 2008 (Chart 9).
Papua New Guinea and Brazil were two of only a handful of countries which generated sizable year-on-year gold production growth in the fourth quarter. For the former, this was due to the continuing ramp-up of the newly expanded plant at Newcrest’s Lihir project; while the latter was driven by increased small-scale production. Yet the limited increases in the final three months of 2015 were comfortably countered by numerous declines.
Chart 8: Rolling 4-quarter mine production fell in Q4 2015 as loses outweighed gains
The 3% year-on-year decline in Q4 production was the first in over seven years.
Declines were geographically widespread and due to a range of factors including lower mine grades, mine closures and mechanical failures.
Tonnes
3,250
3,200
3,150
3,100
3,050
3,000
2,950
2,900
2,850
2,800
2,750
Q4’12 Q2’13 Q4’13 Q2’14 Q4’14 Q2’15 Q4’15
Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council
4 Total supply is the sum of gold production, net producer hedging/de-hedging and recycled gold supply.
Gold Demand Trends | Full year 2015

China remains the world’s largest producer of gold, although annual production steadied in 2015: domestic output was fractionally down from 2014. The slight decline was due to modest reductions in both by-product production. Reduced production capacity at copper mines – where gold is often also found in significant concentrations – led to lower gold output on a by-product basis and resulted in overall output being slightly lower year-on-year.
Many of the notable declines in production were seen at some of the world’s largest gold mines. Peru’s two largest mines, Yanacocha (jointly-owned by Newmont Mining and Buenaventura) and Lagunas Norte (Barrick) both registered lower gold output. Kumtor (Centerra) in Kyrgyz Republic – responsible for over 90% of the country’s output – was lower year-on-year, however much of this was due to the comparison to extremely strong output in the final quarter of 2014. Production fell 2t year-on-year at both Pueblo Viejo (Barrick and Goldcorp) in the Dominican Republic due
to a mechanical failure at an oxygen plant, and Oyu Tolgoi (Rio Tinto) in Mongolia as operations moved to a lower grade mining phase.
Similarly, both Argentina (Veladero) and Ghana (Ahafo and Obuasi) also saw lower year-on-year output in Q4, primarily due to declines at established mines.
These declines should come as little surprise. Mining companies’ recent focus on cost-cutting had sown the seeds for much of this lower output. Reduced exploration budgets and project development has led to lower production from existing mines as well as a curtailed project pipeline. This, combined with longstanding issues such as lower ore grades, means constrained mine supply seems likely. It’s clear that the mining industry faces a number of challenges as it continues to recalibrate, and it is likely gold production will see declines over the coming quarters.
Chart 9: Mine production in 2015 saw the lowest year-on-year growth since 2008
As fourth quarter mine production dipped, the annual growth rate slowed to just 1%.
The cumulative impact of cost-cutting measures, combined with continued reductions in ore grades, will continue to weigh on production throughout 2016.
% change
10
8
6
4
2
0
-2
-4
-6
1996 1998 2000 2002 2004 2006 2008 2010 2012 2014
Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council
Gold Demand Trends | Full year 2015

Recycling hits fresh lows as consumers hold back
Recycled gold supply in the fourth quarter totalled 227.4t, 12% lower than the 259t seen in the same period the year before. Q4 2015 marked the lowest quarterly level of gold recycling since Q3 2007 – further confirmation that prices are well-below the levels needed to tempt consumers into large-scale sales. On an annual basis, 1,092.8t of recycling in 2015 was the lowest level since 2007 – 7% down from 1,169.7t in 2014 and 37% lower than the peak of 1,728t in 2009 (Chart 10).
Recycling was dominated by falling near-market stocks and unattractive price-levels throughout 2015. And the fourth quarter was no exception. China, India and the United States all saw declines as the year drew to a close. One country to buck the trend was Turkey, as continued weakness in the Turkish lira has kept local gold prices higher. While price-sensitive consumers remained on the sidelines throughout the third quarter, they found the elevated price level difficult to resist in the final three months of the year.
Hedges trimmed
Q4 2015 saw 15t of net de-hedging, in contrast to the net hedging of 15.5t in Q3 and 51.8t in Q4 2014. This development is unsurprising, as the lacklustre gold price towards the end of the year reduced the incentive to hedge.
Overall, 2015 saw 20.8t of net de-hedging, compared to 103.6t hedging in 2014. Appetite and scope for fresh hedging remains modest. Most new hedges are related specifically to project financing. As the supply pipeline has been scaled back due to cost-cutting measures, there are fewer projects requiring forward sales in order to secure cash flow.
Another factor which can be seen directly affecting the level of hedging is the growth in streaming deals. Streaming allows a mining company to sell future production and receive an initial payment upfront (with further payments due upon the delivery of the gold). Unlike hedging, it does not immediately bring gold production to the market once the deal is agreed. These deals are rapidly gaining in popularity, albeit from a low base, with mining companies – specifically those producing gold as a by-product – moving away from hedging in favour of streaming.
Chart 10: Supply of recycled gold hits 8-year low
Recycling fell for a sixth consecutive year; supply from this source was almost 40% down from the 2009 peak.
Near market stocks in many countries have been vastly depleted and a significant rise in prices would be needed to draw out further supplies.
Tonnes
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2000 2002 2004 2006 2008 2010 2012 2014
Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council
Gold Demand Trends | Full year 2015

Gold demand statistics

Table 2: Gold demand (tonnes)

	2014	2015	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q2'15	Q3'15	Q4'15	Q4'15 vs Q4'14 % change
Jewellery	2,480.8	2,414.9	617.2	592.0	594.1	677.4	602.7	512.3	628.5	671.4	↓ -1
Technology	346.4	330.7	82.2	86.3	87.6	90.3	81.2	83.1	81.9	84.5	↓ -7
Electronics	277.5	263.3	65.3	68.8	70.4	72.9	64.8	65.9	65.1	67.5	↓ -7
Other industrial	49.0	48.6	11.5	12.6	12.3	12.6	11.7	12.4	12.1	12.3	↓ -2
Dentistry	19.9	18.9	5.3	4.9	4.9	4.8	4.7	4.8	4.7	4.6	↓ -4
Investment	815.4	878.3	266.2	198.4	181.5	169.3	276.7	177.6	229.4	194.6	↑ 15
Total bar and coin demand	1,000.5	1,011.7	281.2	236.6	221.8	260.9	251.4	201.4	295.3	263.5	↑ 1
Physical bar demand	725.2	731.6	201.7	170.3	166.2	187.0	186.6	148.5	200.4	196.1	↑ 5
Official coin	203.0	212.6	64.0	48.8	35.7	54.5	50.5	40.6	74.4	47.1	↓ -14
Medals/imitation coin	72.2	67.4	15.5	17.5	19.9	19.3	14.3	12.4	20.5	20.3	↑ 5
ETFs and similar products*	-185.1	-133.4	-15.0	-38.3	-40.3	-91.5	25.2	-23.9	-65.9	-68.9	- -
Central banks and other inst.	583.9	588.4	117.9	157.2	174.9	133.9	122.9	129.2	169.0	167.2	↑ 25
Gold demand	4,226.4	4,212.2	1,083.5	1,033.9	1,038.0	1,071.0	1,083.5	902.2	1,108.8	1,117.7	↑ 4
LBMA Gold Price, US$/oz	1,266.4	1,160.1	1,293.1	1,288.4	1,281.9	1,201.4	1,218.5	1,192.4	1,124.3	1,106.5	↓ -8

*For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions.*

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Table 3: Gold demand (US$mn)

	2014	2015	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q2'15	Q3'15	Q4'15	Q4'15 vs Q4'14 % change
Jewellery	101,006.5	90,067.2	25,659.1	24,523.9	24,485.8	26,166.5	23,611.0	19,637.1	22,717.3	23,885.4	↓ -9
Technology	14,104.5	12,335.5	3,415.7	3,575.4	3,610.0	3,489.8	3,181.3	3,186.1	2,962.2	3,004.8	↓ -14
Electronics	11,299.2	9,820.7	2,716.1	2,851.9	2,902.3	2,816.4	2,538.0	2,526.7	2,354.0	2,400.9	↓ -15
Other industrial	1,994.3	1,811.3	478.1	520.9	506.5	487.4	458.1	476.8	437.3	438.8	↓ -10
Dentistry	811.0	703.5	221.4	202.7	201.2	186.0	185.2	182.6	171.0	165.1	↓ -11
Investment	33,197.5	32,756.5	11,066.6	8,216.7	7,479.1	6,540.4	10,838.3	6,807.9	8,292.4	6,922.6	↑ 6
Total bar and coin demand	40,735.7	37,731.7	11,690.6	9,801.5	9,141.7	10,075.9	9,849.8	7,722.2	10,674.6	9,372.7	↓ -7
Physical bar demand	29,528.7	27,286.9	8,386.1	7,055.0	6,849.3	7,223.7	7,309.6	5,693.5	7,245.6	6,974.3	↓ -3
Official coin	8,267.0	7,929.8	2,660.7	2,022.0	1,470.5	2,106.9	1,979.6	1,555.1	2,688.7	1,676.6	↓ -20
Medals/imitation coin	2,940.0	2,515.0	643.8	724.4	821.8	745.2	560.6	473.6	740.3	721.8	↓ -3
ETFs and similar products*	-7,538.1	-4,975.2	-624.1	-1,584.8	-1,662.6	-3,535.5	988.4	-914.3	-2,382.2	-2,450.0	- -
Central banks and other inst.	23,774.0	21,943.8	4,901.9	6,511.7	7,206.5	5,173.5	4,813.1	4,954.6	6,109.8	5,948.7	↑ 15
Gold demand	172,082.6	157,103.0	45,043.2	42,827.8	42,781.4	41,370.2	42,443.7	34,585.7	40,081.7	39,761.5	↓ -4

*For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions.*

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | Full year 2015 19

Table 4: Gold supply and demand World Gold Council presentation

	2014	2015	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q2'15	Q3'15	Q4'15	Q4'15 vs Q4'14 % change
Supply											
Mine production	3,140.5	3,186.2	715.3	756.1	827.9	841.2	732.4	788.2	840.9	824.8	↓ -2
Net producer hedging	103.6	-20.8	13.8	50.0	-12.0	51.8	-13.1	-8.2	15.5	-15.0	- -
Total mine supply	3,244.1	3,165.4	729.0	806.1	815.9	893.1	719.3	780.0	856.4	809.8	↓ -9
Recycled gold	1,169.7	1,092.8	372.6	273.0	265.2	259.0	355.3	255.8	254.3	227.4	↓ -12
Total supply	4,413.9	4,258.3	1,101.7	1,079.1	1,081.1	1,152.0	1,074.6	1,035.8	1,110.7	1,037.1	↓ -10
Demand											
Fabrication – Jewellery[1]	2,511.9	2,455.2	608.1	612.5	643.0	648.3	611.3	542.5	667.3	634.1	↓ -2
Fabrication – Technology	346.4	330.7	82.2	86.3	87.6	90.3	81.2	83.1	81.9	84.5	↓ -7
Sub-total above fabrication	2,858.4	2,786.0	690.3	698.8	730.6	738.6	692.5	625.7	749.3	718.5	↓ -3
Total bar and coin demand	1,000.5	1,011.7	281.2	236.6	221.8	260.9	251.4	201.4	295.3	263.5	↑ 1
ETFs and similar products[2]	-185.1	-133.4	-15.0	-38.3	-40.3	-91.5	25.2	-23.9	-65.9	-68.9	- -
Central banks and other inst.[3]	583.9	588.4	117.9	157.2	174.9	133.9	122.9	129.2	169.0	167.2	↑ 25
Gold demand	4,257.6	4,252.6	1,074.4	1,054.4	1,086.9	1,041.9	1,092.0	932.5	1,147.7	1,080.4	↑ 4
Surplus/Deficit[4]	156.2	5.7	27.2	24.7	-5.8	110.1	-17.4	103.3	-37.0	-43.2	- -
Total demand	4,413.9	4,258.3	1,101.7	1,079.1	1,081.1	1,152.0	1,074.6	1,035.8	1,110.7	1,037.1	↓ -10
LBMA Gold Price, US$/oz	1,266.4	1,160.06	1,293.06	1,288.39	1,281.94	1,201.4	1,218.45	1,192.35	1,124.31	1,106.45	↓ -8

1 For an explanation of jewellery fabrication, please see the *Notes and definitions*.
2 For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.
3 Excluding any delta hedging of central bank options.
4 For an explanation of Surplus/Deficit, please see the *Notes and definitions*.

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Table 5: Quarterly average price

	2015	Q4'14	Q1'15	Q2'15	Q3'15	Q4'15	Q4'15 vs Q4'14 % change
US$/oz	1,160.1	1,201.4	1,218.5	1,192.4	1,124.3	1,106.5	↓ -8
€/oz	1,045.3	960.3	1,083.1	1,078.0	1,011.5	1,010.1	↑ 5
£/oz	759.0	758.2	804.9	777.7	726.0	728.6	↓ -4
CHF/kg	35,863.3	37,189.5	37,292.5	36,082.7	34,875.9	35,230.2	↓ -5
¥/g	4,513.8	4,407.4	4,666.8	4,656.4	4,416.2	4,320.4	↓ -2
Rs/10g	23,903.2	23,899.0	24,377.9	24,332.8	23,476.1	23,446.0	↓ -2
RMB/g	234.2	237.3	244.3	237.8	227.8	227.2	↓ -4
TL/g	101.4	87.2	96.5	102.3	103.1	103.4	↑ 19

Source: ICE Benchmark Administration; Thomson Reuters Datastream; World Gold Council

Gold Demand Trends | Full year 2015 20

Table 6: Jewellery demand in selected countries (tonnes)

	2015	Q4'14	Q1'15	Q2'15	Q3'15	Q4'15	Q4'15 vs Q4'14 % change
India	654.3	162.7	150.8	118.3	212.1	173.1	↑ 6
Pakistan	23.0	6.1	5.3	5.4	5.9	6.4	↑ 6
Sri Lanka	7.1	1.5	1.7	2.1	1.6	1.7	↑ 16
Greater China	841.9	225.3	236.6	186.1	201.0	218.2	↓ -3
China	783.5	205.4	221.2	174.1	185.7	202.6	↓ -1
Hong Kong	51.4	17.6	13.6	10.5	13.7	13.6	↓ -23
Taiwan	7.0	2.2	1.8	1.6	1.7	2.0	↓ -12
Japan	16.6	4.8	3.2	3.8	4.4	5.2	↑ 7
Indonesia	38.9	7.7	12.1	8.5	9.3	9.0	↑ 17
Malaysia	8.4	2.8	2.8	1.7	2.0	1.9	↓ -31
Singapore	12.2	3.1	3.4	2.7	3.0	3.1	↓ -1
South Korea	14.1	2.9	3.7	2.9	3.7	3.9	↑ 31
Thailand	12.2	3.2	3.4	2.8	2.9	3.1	↓ -3
Vietnam	15.6	3.0	4.4	3.7	3.5	3.9	↑ 31
Middle East	224.1	53.9	62.3	54.2	56.3	51.4	↓ -5
Saudi Arabia	68.9	18.0	17.4	18.1	16.2	17.3	↓ -4
UAE	49.9	10.6	16.3	13.4	10.0	10.3	↓ -3
Kuwait	12.7	3.9	3.6	3.1	2.3	3.7	↓ -5
Egypt	36.5	9.5	9.0	8.0	11.8	7.7	↓ -19
Iran	38.5	8.5	9.0	7.2	12.8	9.5	↑ 11
Other Middle East	17.6	3.3	7.0	4.4	3.3	3.0	↓ -10
Turkey	49.0	20.2	10.4	11.6	12.1	15.0	↓ -26
Russia	41.1	13.9	9.2	9.1	12.5	10.3	↓ -26
Americas	170.5	60.1	32.5	39.1	38.1	60.8	↑ 1
United States	119.6	44.4	22.0	25.6	26.4	45.6	↑ 3
Canada	14.2	5.4	2.7	3.5	2.7	5.4	↓ -1
Mexico	16.6	3.9	4.0	4.2	4.4	4.1	↑ 5
Brazil	20.1	6.3	3.9	5.9	4.7	5.7	↓ -11
Europe ex CIS	75.8	36.2	12.8	14.4	12.8	35.7	↓ -1
France	13.5	6.6	2.8	2.5	2.0	6.2	↓ -5
Germany	10.0	5.1	1.7	2.1	1.3	5.0	↓ -2
Italy	18.0	9.4	2.5	3.6	2.8	9.1	↓ -3
Spain	8.2	2.4	1.8	2.1	1.8	2.5	↑ 6
United Kingdom	26.0	12.9	4.0	4.1	4.9	13.0	↑ 1
Switzerland	-	-	-	-	-	-	- -
Austria	-	-	-	-	-	-	- -
Other Europe	-	-	-	-	-	-	- -
Total above	2,204.9	607.5	554.7	466.3	581.2	602.7	↓ -1
Other and stock change	210.0	69.9	48.0	45.9	47.3	68.7	↓ -2
World total	2,414.9	677.4	602.7	512.3	628.5	671.4	↓ -1

Source: Metals Focus; World Gold Council

Gold Demand Trends | Full year 2015 21

Table 7: Total bar and coin demand in selected countries (tonnes)

	2015	Q4'14	Q1'15	Q2'15	Q3'15	Q4'15	Q4'15 vs Q4'14 % change
India	194.6	56.9	40.9	36.5	57.0	60.2	↑ 6
Pakistan	12.8	3.7	3.1	2.5	3.3	4.0	↑ 8
Sri Lanka	-	-	-	-	-	-	- -
Greater China	208.9	40.7	61.2	43.3	54.3	50.1	↑ 23
China	201.0	38.3	59.1	41.6	52.3	48.0	↑ 25
Hong Kong	1.5	0.3	0.4	0.3	0.5	0.3	↑ 0
Taiwan	6.4	2.1	1.7	1.4	1.5	1.7	↓ -19
Japan	16.2	-8.2	-3.2	-0.2	10.8	8.9	- -
Indonesia	20.1	7.9	5.7	4.5	4.6	5.3	↓ -33
Malaysia	7.3	2.0	2.5	1.5	1.7	1.6	↓ -19
Singapore	5.9	1.6	1.6	1.2	1.5	1.6	↓ -2
South Korea	7.4	1.4	1.6	1.3	2.2	2.4	↑ 70
Thailand	78.0	28.3	19.5	16.4	20.5	21.5	↓ -24
Vietnam	47.8	12.8	14.4	10.8	11.5	11.1	↓ -13
Middle East	64.6	11.1	24.2	14.3	14.9	11.2	↑ 1
Saudi Arabia	15.7	3.8	5.1	3.2	3.6	3.7	↓ -4
UAE	8.5	2.0	2.7	2.2	1.8	1.8	↓ -8
Kuwait	0.8	0.2	0.2	0.2	0.2	0.2	↓ -16
Egypt	4.9	1.3	1.3	1.1	1.5	1.0	↓ -26
Iran	32.4	3.0	14.2	7.0	7.3	3.9	↑ 30
Other Middle East	2.4	0.7	0.7	0.6	0.5	0.6	↓ -13
Turkey	23.1	15.1	5.2	4.5	9.2	4.2	↓ -72
Russia	4.8	1.5	1.3	1.3	1.2	1.1	↓ -24
Americas	79.7	16.4	13.4	13.6	34.7	18.1	↑ 10
United States	73.2	14.2	11.8	12.3	32.8	16.4	↑ 15
Canada	2.9	1.2	0.7	0.5	0.9	0.8	↓ -39
Mexico	2.2	0.7	0.5	0.4	0.7	0.6	↓ -14
Brazil	1.4	0.3	0.4	0.4	0.4	0.4	↑ 18
Europe ex CIS	219.3	60.9	58.2	45.3	61.4	54.5	↓ -11
France	1.6	0.6	1.0	-0.3	0.4	0.5	↓ -20
Germany	113.8	31.4	30.9	23.0	32.0	27.9	↓ -11
Italy	-	-	-	-	-	-	- -
Spain	-	-	-	-	-	-	- -
United Kingdom	9.4	2.0	2.0	1.8	2.7	2.9	↑ 43
Switzerland	50.4	15.0	13.8	11.0	13.6	11.9	↓ -21
Austria	11.6	3.1	3.0	2.4	3.3	2.9	↓ -6
Other Europe	32.6	8.7	7.5	7.3	9.4	8.4	↓ -3
Total above	990.6	252.0	249.5	196.7	288.9	255.5	↑ 1
Other and stock change	21.0	8.9	1.9	4.8	6.4	8.0	↓ -10
World total	1,011.7	260.9	251.4	201.4	295.3	263.5	↑ 1

Source: Metals Focus; World Gold Council

Gold Demand Trends | Full year 2015 22

Table 8: Consumer demand in selected countries (tonnes)

	2015	Q4'14	Q1'15	Q2'15	Q3'15	Q4'15	Q4'15 vs Q4'14 % change
India	848.9	219.7	191.7	154.8	269.1	233.2	↑ 6
Pakistan	35.9	9.7	8.4	7.9	9.2	10.4	↑ 7
Sri Lanka	7.1	1.5	1.7	2.1	1.6	1.7	↑ 16
Greater China	1,050.8	266.0	297.8	229.4	255.4	268.2	↑ 1
China	984.5	243.7	280.2	215.7	238.0	250.6	↑ 3
Hong Kong	52.8	17.9	14.0	10.8	14.2	13.9	↓ -22
Taiwan	13.4	4.4	3.6	2.9	3.2	3.7	↓ -15
Japan	32.8	-3.3	0.0	3.6	15.2	14.1	- -
Indonesia	59.0	15.6	17.8	13.0	14.0	14.3	↓ -8
Malaysia	15.7	4.8	5.3	3.2	3.7	3.5	↓ -26
Singapore	18.1	4.8	5.0	3.9	4.5	4.7	↓ -2
South Korea	21.6	4.3	5.3	4.2	5.9	6.2	↑ 43
Thailand	90.2	31.5	22.9	19.2	23.5	24.6	↓ -22
Vietnam	63.4	15.8	18.9	14.5	15.0	15.0	↓ -5
Middle East	288.8	65.0	86.5	68.5	71.2	62.6	↓ -4
Saudi Arabia	84.5	21.8	22.5	21.3	19.8	21.0	↓ -4
UAE	58.4	12.6	19.0	15.5	11.7	12.1	↓ -4
Kuwait	13.6	4.1	3.9	3.3	2.5	3.9	↓ -6
Egypt	41.4	10.9	10.3	9.2	13.3	8.7	↓ -20
Iran	70.9	11.5	23.2	14.3	20.1	13.4	↑ 16
Other Middle East	20.0	4.0	7.7	4.9	3.8	3.6	↓ -11
Turkey	72.1	35.3	15.6	16.1	21.2	19.2	↓ -46
Russia	45.9	15.4	10.5	10.3	13.7	11.4	↓ -26
Americas	250.2	76.5	45.9	52.7	72.8	78.9	↑ 3
United States	192.8	58.6	33.8	37.9	59.2	62.0	↑ 6
Canada	17.1	6.7	3.4	4.0	3.6	6.1	↓ -8
Mexico	18.8	4.6	4.5	4.5	5.0	4.7	↑ 2
Brazil	21.5	6.7	4.2	6.3	5.0	6.0	↓ -9
Europe ex CIS	295.1	97.1	71.0	59.7	74.2	90.2	↓ -7
France	15.1	7.2	3.8	2.3	2.4	6.7	↓ -7
Germany	123.8	36.5	32.7	25.1	33.2	32.9	↓ -10
Italy	18.0	9.4	2.5	3.6	2.8	9.1	↓ -3
Spain	8.2	2.4	1.8	2.1	1.8	2.5	↑ 6
United Kingdom	35.4	14.9	6.0	6.0	7.6	15.8	↑ 6
Switzerland	50.4	15.0	13.8	11.0	13.6	11.9	↓ -21
Austria	11.6	3.1	3.0	2.4	3.3	2.9	↓ -6
Other Europe	32.6	8.7	7.5	7.3	9.4	8.4	↓ -3
Total above	3,195.5	859.5	804.2	663.0	870.1	858.2	→ 0
Other and stock change	231.0	78.8	49.9	50.7	53.7	76.7	↓ -3
World total	3,426.5	938.3	854.2	713.7	923.8	934.9	→ 0

Source: Metals Focus; World Gold Council

Gold Demand Trends | Full year 2015 23

Table 9: Indian supply estimates (tonnes)

	2015	Q4'14	Q1'15	Q2'15	Q3'15	Q4'15	Q4'15 vs Q4'14 % change
Supply							
Gross bullion imports	1,048.9	326.5	245.7	221.1	300.6	281.4	↓ -14
of which doré[1]	222.9	25.9	38.0	55.9	66.1	62.8	↑ 143
Net bullion imports	897.5	279.5	216.7	188.1	258.7	233.9	↓ -16
Scrap	80.2	22.5	18.0	24.0	18.2	20.0	↓ -11
Domestic supply from other sources[2]	9.2	1.9	2.4	2.5	2.2	2.1	↑ 11
Total supply[3]	986.9	303.9	237.1	214.6	279.1	256.0	↓ -16

1 Volume of fine gold material contained in the doré.
2 Domestic supply from local mine production, recovery from imported copper concentrates and disinvestment.
3 This supply can be consumed across the three sectors – jewellery, investment and technology. Consequently, the total supply figure in the table will not add to jewellery plus investment demand for India.

Source: Metals Focus; World Gold Council

Table 10: Top 10 physically-backed gold ETFs by AuM in tonnes

	Fund	Country	Holdings as of end December	Q4'15 vs Q3'15 % change
1	SPDR Gold Shares	United States	642.4	↓ -7
2	iShares Gold Trust	United States	152.6	↓ -5
3	ZKB Gold ETF	Switzerland	126.7	↓ -5
4	ETFs Physical Gold	United Kingdom	102.9	→ 0
5	Gold Bullion Securities	United Kingdom	68.5	↓ -2
6	Xetra-Gold	Germany	59.2	→ 0
7	Central Fund of Canada	Canada	52.7	→ 0
8	Source Physical Gold	United Kingdom	47.7	↓ -4
9	Julius Baer Physical Gold Fund	Switzerland	43.3	↓ -5
10	Sprott Physical Gold Trust	United States	36.2	↓ -6
	Global total		1,604.2	↓ -4

Source: Respective ETP providers; Bloomberg; ICE Benchmark Administration; World Gold Council

Table 11: Physically-backed gold ETF AuM by region in tonnes

	Q4'14	Q1'15	Q2'15	Q3'15	Q4'15	Year-on-year tonnage change	Q4'15 vs Q4'14 % change
North America	1,041.3	1,068.6	1,044.8	1,012.3	955.9	↓ -85.4	↓ -8
Europe	610.0	611.9	618.2	583.7	570.1	↓ -39.9	↓ -7
Asia	41.3	41.7	38.9	38.1	39.8	↓ -1.5	↓ -4
Other	45.0	40.6	37.0	39.1	38.4	↓ -6.6	↓ -15
Global total	1,737.6	1,762.8	1,739.0	1,673.1	1,604.2	↓ -133.4	↓ -8

Source: Respective ETP providers; Bloomberg; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | Full year 2015 24

Table 12: Top 40 reported official gold holdings (as at December 2015)

		Tonnes	% of reserves			Tonnes	% of reserves
1	United States	8,133.5	72%	21	Austria	280.0	43%
2	Germany	3,381.0	66%	22	Belgium	227.4	32%
3	IMF	2,814.0	-	23	Kazakhstan	221.8	27%
4	Italy	2,451.8	64%	24	Philippines	195.8	8%
5	France	2,435.6	60%	25	Algeria	173.6	4%
6	China	1,762.3	2%	26	Thailand	152.4	3%
7	Russia	1,392.9	13%	27	Singapore	127.4	2%
8	Switzerland	1,040.0	6%	28	Sweden	125.7	7%
9	Japan	765.2	2%	29	South Africa	125.2	9%
10	Netherlands	612.5	55%	30	Mexico	121.4	2%
11	India	557.7	5%	31	Libya	116.6	5%
12	Turkey	515.5	16%	32	Greece	112.6	64%
13	ECB	504.8	24%	33	BIS	108.0	-
14	Taiwan	423.6	3%	34	Korea	104.4	1%
15	Portugal	382.5	67%	35	Romania	103.7	9%
16	Venezuela	361.0	66%	36	Poland	102.9	4%
17	Saudi Arabia	322.9	2%	37	Iraq	89.8	5%
18	United Kingdom	310.3	8%	38	Australia	79.9	6%
19	Lebanon	286.8	20%	39	Kuwait	79.0	9%
20	Spain	281.6	18%	40	Indonesia	78.1	3%

For information on the methodology behind this data, as well as footnotes for specific countries, please see our table of Latest World Official Gold Reserves, at *http://www.gold.org/reserve-asset-management/statistics*

Source: IMF IFS; World Gold Council

Gold Demand Trends | Full year 2015 25

Table 13: Historical data for gold demand

	Tonnes					
	Jewellery	Total bar and coin investment	ETFs and similar*	Technology	Central banks	Total
2006	2,301.4	429.8	258.7	471.7	-365.4	3,096.2
2007	2,424.9	437.5	259.6	477.7	-483.8	3,116.0
2008	2,306.2	917.9	325.0	464.7	-235.4	3,778.3
2009	1,816.3	832.3	644.6	414.4	-33.6	3,674.0
2010	2,051.7	1,201.7	420.8	459.7	79.2	4,213.1
2011	2,093.0	1,493.2	236.9	426.6	480.8	4,730.5
2012	2,135.4	1,297.6	306.6	379.0	569.3	4,687.9
2013	2,673.0	1,706.2	-915.5	354.2	625.5	4,443.5
2014	2,480.8	1,000.5	-185.1	346.4	583.9	4,226.4
2015	2,414.9	1,011.7	-133.4	330.7	588.4	4,212.2
Q1'14	617.2	281.2	-15.0	82.2	117.9	1,083.5
Q2'14	592.0	236.6	-38.3	86.3	157.2	1,033.9
Q3'14	594.1	221.8	-40.3	87.6	174.9	1,038.0
Q4'14	677.4	260.9	-91.5	90.3	133.9	1,071.0
Q1'15	602.7	251.4	25.2	81.2	122.9	1,083.5
Q2'15	512.3	201.4	-23.9	83.1	129.2	902.2
Q3'15	628.5	295.3	-65.9	81.9	169.0	1,108.8
Q4'15	671.4	263.5	-68.9	84.5	167.2	1,117.7

*For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.

Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council

Gold Demand Trends | Full year 2015 26

Notes and definitions
All statistics (except where specified) are in weights of fine gold
Notes
Revisions to data
All data is subject to revision in the light of new information.
Historical data series
Demand and supply data from Q1 2014 are provided by Metals Focus. Data between Q1 2010 and Q4 2013 is a synthesis of Metals Focus and GFMS, Thomson Reuters data, which was created using relatively simple statistical techniques. For more information on this process, please see Creating a consistent data series by Dr James Abdey (http://www.gold.org/supply-and-demand/gold-demand-trends/back-issues/gold-demand-trends-q1-2015#package)
Definitions
Central banks and other institutions
Net purchases (i.e. gross purchases less gross sales) by central banks and other official sector institutions, including supra national entities such as the IMF. Swaps and the effects of delta hedging are excluded.
Consumer demand
The sum of jewellery consumption and total bar and coin investment occurring within a country i.e. the amount (in fine weight) of gold purchased directly by individuals.
Electronics
This measures fabrication of gold into components used in the production of electronics, including – but not limited to – semiconductors and bonding wire.
Dentistry
The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys.
ETFs and similar products
Exchange Traded Funds and similar products including, but not limited to: SPDR Gold Shares, iShares Gold Trust, ZKB Gold ETF, ETFS Physical Gold/Jersey, Gold Bullion Securities Ltd, Central Fund of Canada Ltd, Xetra-Gold, Julius Baer Precious Metals Fund – JB Physical Gold Fund, Source Physical Gold P-ETC, Sprott Physical Gold Trust. Over time, new products may be included when appropriate. Gold holdings are as reported by the ETF/ETC issuers and where data is unavailable holdings have been calculated using reported AUM numbers.
Fabrication
Fabrication is the first transformation of gold bullion into a semi-finished or finished product.
Gold demand
The total of jewellery fabrication, technology, total bar and coin demand and demand for ETFs and similar products.
Jewellery
End-user demand for all newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. Excluded are: second-hand jewellery; other metals plated with gold; coins and bars used as jewellery; and purchases funded by the trading-in of existing carat gold jewellery.
Jewellery fabrication
Figures for jewellery fabrication – the first transformation of gold bullion into semi-finished or finished jewellery – are included in Table 4. Differs from jewellery consumption as it excludes the impact of imports/exports and stocking/de-stocking by manufacturers and distributors.
LBMA Gold price PM
Unless otherwise specified, gold price values from
20 March 2015 are based on the LBMA Gold price PM administered by ICE Benchmark Administration (IBA), with prior values being based on the London PM Fix.
London PM Fix
Unless otherwise specified, gold price values prior to
20 March 2015 are based on the London PM Fix, with subsequent values being based on the LBMA Gold price PM administered by ICE Benchmark Administration (IBA).
Medals/imitation coin
Fabrication of gold coins without a face value, produced by both private and national mints. India dominates this category with, on average, around 90% of the total. ‘Medallion’ is the name given to unofficial coins in India. Medals of at least 99% purity, wires and lumps sold in small quantities are also included.
Mine production
The volume (in fine weight) of gold mined globally. This includes an estimate for gold produced as a result of artisanal and small scale mining (ASM), which is largely informal.
Gold Demand Trends | Full year 2015

Net producer hedging
This measures the impact in the physical market of mining companies’ gold forward sales, loans and options positions. Hedging accelerates the sale of gold, a transaction which releases gold (from existing stocks) to the market. Over time, hedging activity does not generate a net increase in the supply of gold. De-hedging – the process of closing out hedged positions – has the opposite impact and will reduce the amount of gold available to the market in any given quarter.
Official coin demand
Investment by individuals in gold bullion coins. It equates to the fabrication by national mints of coins which are, or have been, legal tender in the country of issue. It is measured at the country of consumption rather than at the country of origin (for example, the Perth Mint in Australia, sells the majority of the coins it produces through its global distribution network) and is measured on a net basis. In practice it includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion.
Other industrial
Gold used in the production of compounds, such as Gold Potassium Cyanide, for electro-plating in industrial applications as well as in the production of gold-plated jewellery and other decorative items such as gold thread. India accounts for the bulk of demand in this category.
Over-the-counter
Over-the-counter (OTC) transactions (also referred to as ‘off exchange’ trading) take place directly between two parties, unlike exchange trading which is conducted via an exchange.
Physical bar demand
Investment by individuals in small (1kg and below) gold bars in a form widely accepted in the countries represented within Gold Demand Trends. This also includes, where identifiable, gold bought and stored via online vendors. It is measured as net purchases.
Recycled gold
Gold sourced from fabricated products that have been sold or made ready for sale, which is refined back into bullion. This specifically refers to gold sold for cash. It does not include gold traded-in for other gold products (for example, by consumers at jewellery stores) or process scrap (working gold that never becomes part of a fabricated product but instead returns as scrap to a refiner). The vast majority – around 90% – of recycled gold is high-value gold (largely jewellery) and the remainder is gold recovered from industrial waste, including laptops, mobile phones, circuit boards etc. For more detail on recycling, refer to The Ups and Downs of Gold Recycling,
Boston Consulting Group and World Gold Council,
March 2015 (www.gold.org/supply-and-demand).
Surplus/deficit
This is the difference between total supply and gold demand. Partly a statistical residual, this number also captures demand in the OTC market and changes to inventories on commodity exchanges, with an additional contribution from changes to fabrication inventories.
Technology
This captures all gold used in the fabrication of electronics, dental, medical, decorative and other technological applications, with electronics representing the largest component of this category. It includes gold destined for plating jewellery.
Tonne (Metric)
1,000 kg or 32,151 troy oz of fine gold.
Total bar and coin investment
The total of physical bar demand, official coin demand and demand for medals/imitation coin.
Total supply
The total of mine production, net producer hedging and recycling.

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Any copying, republication or redistribution of content, to reproduce, distribute or otherwise use the statistics and information in this report including by framing or similar means, is expressly prohibited without the prior written consent of the World Gold Council or the appropriate copyright owners except as provided below.
The use of the statistics in this report is permitted for the purposes of review and commentary (including media commentary) in line with fair industry practice, subject to the following two pre-conditions: (i) only limited extracts of data or analysis be used; and (ii) any and all use of these statistics is accompanied by a clear acknowledgement of the World Gold Council and, where appropriate, of Thomson Reuters, as their source. Brief extracts from the analysis, commentary and other World Gold Council material are permitted provided World Gold Council is cited as the source. It is not permitted to reproduce, distribute or otherwise use the whole or a substantial part of this report or the statistics contained within it.
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The material contained in this document is provided solely for general information and educational purposes and is not, and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. Nothing in this document should be taken as making any recommendations or providing any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products,
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Without limiting any of the foregoing, in no event will the World Gold Council or any of its affiliates be liable for any decision made or action taken in reliance on the information in this document and, in any event, the World Gold Council and its affiliates shall not be liable for any consequential, special, punitive, incidental, indirect or similar damages arising from, related to or connected with this document, even if notified of the possibility of such damages. This document contains forward-looking statements. The use of the words “believes,” “expects,” “may,” or “suggests,” or similar terminology, identifies a statement as “forward-looking.” The forward-looking statements included in this document are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of World Gold Council of the statistics available to it. Assumptions relating to the forward-looking statement involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward-looking statements will be achieved.
The World Gold Council cautions you not to place undue reliance on its forward-looking statements. Except in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements.
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Published: February 2016

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.